UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

EQT GP Holdings, LP

File No. 333-202053 - CF#32510

———————————————

       EQT GP Holdings, LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 12, 2015, as amended.

       Based on representations by EQT GP Holdings, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15	through March 10, 2025
Exhibit 10.30	through May 1, 2024
Exhibit 10.34	through March 1, 2025
Exhibit 10.35	through March 1, 2025

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Brent J. Fields
       Secretary